

September 6, 2007

via U.S. mail

Mr. Myles R. Itkin
Chief Financial Officer
OSG America L.P.
Two Harbour Place
302 Knights Run Avenue, Suite 1200
Tampa, FL 33602

> **Re:** **OSG America L.P.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2007**
> **File No. 333-145341**

Dear Mr. Itkin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. We note for example that you have not supplied the applicable undertakings required by Item 20 of Industry Guide 5. Note that SEC Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership

offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

2.   Revise your disclosure throughout to briefly explain or define abbreviations and industry terms the first time you use them. Examples include "OPA 90," "bareboat charter," "spot voyage" and "in class."

3.   If you desire to retain any claims of leadership, briefly explain in context the basis for your leadership claim and provide us with support for the claims. For instance, we note your statements that you are "the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products," "the leading transporter of refined petroleum products in the United States Jones Act trade…," and that Overseas Shipholding Group, Inc. is a "market leader in providing global energy transportation services."

4.   Please file your agreements with Chevron, Sunoco and Marathon as exhibits to the registration statement and describe their material terms in your disclosure or tell us why you do not believe that it is necessary.

Prospectus Cover Page

5.   As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

Summary, page 1

Our Relationship with OSG, page 2

6.   Although a discussion of your relationship with OSG is important to your overall disclosure, it does not appear that OSG's reported revenues for 2006 are relevant for the summary discussion. Please revise to remove this information or advise.

Business Opportunities; Our Competitive Strengths, page 3

7.   Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as possibly not having sufficient cash from operations to pay your minimum quarterly distribution, the limits on your ability to obtain additional financing due to your debt levels, your limited operating history, your dependence on major customers, and the control of your general partner and its other affiliates. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies

included in this section. A mere cross-reference to the "Risk Factors" section is not sufficient.

The Transactions, page 5

8.   When known, disclose the entity with whom you enter into a $200 million revolving credit facility.

9.   Please expand your disclosure here and elsewhere as appropriate to describe in more detail the $50.0 million in "related party debt from OSG" you intend to repay with new borrowings. Specifically, describe the parties to the debt instrument, the material terms of the debt, such as interest rates, maturity and any prepayment penalty, and describe the reasons you intend to borrow funds to repay this debt. In addition, if material, please file the agreement related to this debt as an exhibit to your registration statement.

10.   Please expand your discussion here and elsewhere to clarify, if true, that you will pay OSG $136.5 million plus all of the common and subordinated units to be issued to it, in exchange for the interest in its subsidiaries to be transferred to you. Please also quantify the per unit price this represents. Alternatively, clarify why OSG will receive all of the proceeds of this offering in addition to the units you are issuing to it.

Organizational Structure after the Transactions, page 7

11.   Please revise the chart on page 7 to depict your relationships and agreements with OSG Ship Management, Aker and ATC.

The Offering, page 9

12.   We refer you to your discussion of the Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Summary Historical and Pro Forma Financial and Operating Data, page 13

Non-U.S. GAAP Financial Measures, page 15

13.   We note your presentation of EBITDA as a non-GAAP measure of operating performance. As an operating performance measure, it is not clear to us how management uses this measure or why investors would find the measure meaningful. Therefore, we are not persuaded that you have appropriately justified the use of this non-GAAP financial measure in the evaluation of your performance. Please disclose specifically how you use the measure to monitor

ongoing operating results and evaluate trends over time and the substantive reasons specific to you that demonstrates the usefulness of this non-GAAP financial measure to investors when evaluating your performance, or in the alternative, remove the presentation. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Risk Factors, page 16

14.   Where appropriate, discuss in your risk factors that your pro forma available cash to make distributions during the year ended December 31, 2006 and twelve months ended March 31, 2007 would have been sufficient to allow you to pay 100% of the minimum quarterly distribution of $0.35 on your common units and 38% and 54%, respectively, of the minimum quarterly distribution on your subordinated units.

15.   Please revise to include a risk factor discussing the fact that your general partner is not required to obtain a fairness opinion in connection with the exercise of its call right.

16.   Please include a risk factor discussing the fact that certain distributions may involve a return of capital and the impact this characterization will have on your common unit holders.

17.   Please revise the first risk factor on page 25 and the first risk factor on page 32 to quantify the percentage of your revenues represented by the type of business discussed.

Use of Proceeds, page 43

18.   We note that you will use the net proceeds from this offering to pay approximately $136.5 million in cash to OSG. Disclose here how OSG will use those funds.

19.   We note that in connection with the closing of this offering, you expect to enter into a new $200 million revolving credit facility. Disclose here how you plan to use the funds from this new revolving credit facility.

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 48

20.   Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available
for Distribution (unaudited)

21.   We note that your forecasted cash available for distributions is based upon TCE
        revenues, rather than GAAP revenues and that it is a forecast for the 12 month
        period ended June 30, 2008. Please revise your projections so that an investor can
        compare your actual revenues for a 12-month period to projected GAAP revenues
        for the immediately succeeding 12-month period. Your projection should allow
        like for like comparisons to actual audited numbers.

22.   Refer to note 2, EBITDA. Your disclosure appears to imply that EBITA is also
        used as a liquidity measure. Therefore, in addition to the reconciliation to net
        income, reconcile EBITDA to net cash provided by (used in) operations since this
        would appear to be the most comparable GAAP liquidity measure and provide
        equally prominent disclosure of the Company's cash flows from operating,
        investing and financing activities during each period presented. Refer to the
        guidance outlined in Question 12 of "Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures" included on the Commission's website.

23.   In addition, since EBITDA in this circumstance is used as a supplemental
        financial measure by management and by external users of your financial
        statements to assess the ability to generate cash sufficient to service debt, make
        distributions to unit holders and undertake capital expenditures, please disclose
        specifically how you use the measure to assess the ability to generate cash
        sufficient for such things as debt service, distributions or to undertake capital
        expenditures. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

24.   Please include in your forecast assumptions the additional costs associated with
        being a public company and disclose the estimated amount of those additional
        costs that you will incur.

25.   Please discuss in your filing the accuracy of any forecasts (whether or not
        publicly disclosed) previously prepared by management or its predecessor
        company. Specifically, you should consider discussing any variances between
        actual results and previous forecasts to enhance an investors understanding of the
        reliability of your forecasts.

26.   We note the tables provided on pages 54 and 55. Please consider providing
        corresponding tables for pro forma 2006 and 2007.

Summary of Significant Accounting Policies and Forecast Assumptions, page 51

27.   To the extent determinable, include some sensitivity analysis for your quantified
        assumptions to indicate either a breakeven level for each or the impact of level of
        change for each on your ability to pay the estimated cash distribution.

28.   Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations.

29.   Refer to the chart at the bottom of page 54. Please revise your disclosure to clarify why you have assumed a daily spot market rate of more than $0 for those days where it appears that vessels were not employed. Please also discuss how you factored the number of days your vessels were not employed into your projection for your current fleet as well as the additional boats of which you will take delivery and which factored into your analysis.

30.   Please reconcile your disclosure in the fourth paragraph on page 55 that forecasted revenue was greater based upon the delivery of 4 new carriers by Aker with your assumptions on page 53 that appear to include delivery of only 2 Aker vessels within the forecasted period.

How We Make Cash Distributions, page 58

31.   Please revise the chart on page 68 to complete the quantities for the first second and third target distributions or tell us why you do not believe that this is appropriate.

Management's Discussion and Analysis…, page 74

32.   We note that you entered into agreements with OSG Ship Management, Inc. for the provision of technical and commercial management of your vessels and for administrative and accounting services; however, it does not appear these agreements have been filed as exhibits. File these agreements as exhibits or tell us why this is not necessary.

Critical Accounting Policies, page 78

Revenue Recognition, page 79

33.   Please explain to us and in your filing the reason it is appropriate under generally accepted accounting principles to commence revenue recognition when product is discharged, and not when it is loaded on a vessel. In your response, tell us if your contracts with your customers specify that services begin when you are sailing to the load point.

Income from Vessel Operations, page 81

34.   Please expand your disclosure in the final 2 paragraphs on this page to discuss why average daily rates increased for the periods discussed.

Liquidity and Sources of Capital, page 84

35.   Please reconcile your disclosure here that you intend to finance the acquisition or construction of vessels, in part, from proceeds of the offering, with your disclosure elsewhere that all proceeds will be paid to OSG.

36.   Please discuss how your anticipated dividend policy is expected to impact your liquidity. In addition, also discuss here how your dividend policy will impact you long-term liquidity needs in regards to capital expenditures for the purchase or construction of vessels.

Cash Flows, page 85

37.   Please provide greater detail and analysis in your discussion of cash flows. For example, disclose the material factors that impacted the comparability of operating cash flows, in terms of cash, for each period presented. Refer to Section IV.B of FR-72 for guidance.

Aggregate Contractual Obligations, page 87

38.   Disclose the methodology utilized in estimating a 6.0% interest rate per annum for your interest obligation.

39.   We note your table of contractual obligations which contemplates certain transactions described in your prospectus. Please expand your disclosure to include the administrative services and management agreements that will be entered into with OSGM. In addition, please explain to us how you have considered the need to include a pro forma adjustment showing the impact of these agreements.

Risk Management, page 89

40.   Please revise your disclosure to provide quantitative disclosure about market risk as required by Item 305 of Regulation S-K.

Bareboat Charters from Aker of Our Newbuilds, page 110

Profit Sharing, page 111

41.   Please provide here or in your financial statements an accounting policy for both the entity jointly–owned with Aker and the related profit-sharing arrangement.

Aker's Debt and Deferred Principal Obligation, page 111

42.   Please clarify your disclosure to explain how and when you will account for any
        DPO.

Certain Relationships and Related Party Transactions, page 127

43.   Disclose in this section who is responsible for approving related party
        transactions. Further, in this regard, describe the policies and procedures for the
        review, approval or ratification of transactions with related persons that are
        reportable under Item 404(a) of Regulation S-K. The description must include the
        material features of these policies and procedures that are necessary to understand
        them.

44.   Identify any transactions required to be reported pursuant to Item 404(a) of
        Regulation S-K where the policies and procedures did not require review,
        approval or ratification or where such policies and procedures were not followed.
        Finally, to the extent that no such procedures or policies were in place at the time
        of the referenced transactions, revise to make this clear. See 404(b) of Regulation
        S-K.

45.   Disclose whether such policies and procedures are in writing and, if not, how such
        policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Conflicts of Interest and Fiduciary Duties, page 134

46.   While your disclosure in this section seems to indicate that the general partner is
        not required to seek the approval of conflict resolutions from the conflicts
        committee, your disclosure elsewhere in the prospectus indicates that certain
        actions must be approved by the conflicts committee, such as any change to the
        estimated maintenance capital expenditures deducted from operating surplus or an
        amendment to the omnibus agreement you will enter into with OSG and your
        general partner upon the completion of this offering. Please revise to clearly state
        which actions would require the approval of the conflicts committee and which
        actions would not require such approval.

Material Tax Consequences, page 160

47.   Refer to the second full paragraph on page 161. Please revise to remove the
        assumption contained in the second bullet point since counsel may not qualify
        their opinion based upon an action that they must take. We will reserve further
        comment until such time as we can review the actual opinion of counsel.

State, Local, Foreign and Other Tax Considerations, page 173

48.   Please remove the clause, "and depend upon," from the last paragraph of this
        section. Disclaimers of responsibility that in any way state or imply that investors
        are not entitled to rely on the opinion are not appropriate.

Unaudited Pro Forma Combined Financial Statements, page F-3

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-3

49.   Please revise your disclosure to (i) clarify your use of the term "purchase price,"
        (ii) explain how the $643.5 million purchase price was determined, and (iii)
        identify the components of the $643.5 million purchase price.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

50.   It appears that the first and third numbers in note 4(a) should be $136.5 million.
        Please revise or confirm that the numbers are correct. Similarly, clarify whether
        the final pro forma stockholders' equity amount on page F-4 should be zero,
        instead of $136,500, with a corresponding increase to limited partners.

Note 5: Commitments and Contingencies, page F-7

51.   It would appear that commitments and contingencies of OSG America
        Predecessor for the years ended December 31, 2006, 2005 and 2004 are audited.
        Your disclosure indicates that these periods are unaudited. Please revise as
        necessary.

Notes to the Predecessor Combined Carve-Out Financial Statements, page F-14

Note A: Summary of Significant Accounting Policies, page F-14

Note 8: Revenue and Expense Recognition, page F-16

52.   Please explain to us and in your filing the reason it is appropriate under generally
        accepted accounting principles to recognize voyage expenses ratably over the
        duration of a voyage, and not when incurred.

Other

53.   Please provide the schedule required by Rule 5-04 of Regulation S-X in support
        of your allowance for doubtful accounts.

54.   Please update the financial statements in accordance with Item 3.12 of Regulation
        S-X.

Part II

Exhibits

55.   To the extent feasible, please file all of your exhibits with the next amendment, including the opinions.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

Mr. Myles R. Itkin
OSG America L.P.
September 6, 2007
page 11

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Patrick Kuhn at (202) 551-3308 or, in his absence, Michael Fay, Branch Chief, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3412 with any other questions. Direct all correspondence to the following ZIP code: 20549-3561.

Sincerely,

Amanda McManus
Branch Chief

cc: P. Kuhn
        M. Fay
        J. Wynn

        via facsimile
        John T. Gaffney and Andrew McIlroy
        Cravath, Swaine & Moore LLP
        (212) 474-3700